

Mail Stop 4631

November 4, 2015

Via E-mail
Mr. Timothy B. Page
Chief Financial Officer
CAI International, Inc.
1 Market Plaza, Suite 900
San Francisco, California 94105

      Re: **CAI International, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed February 27, 2015
             Response dated November 2, 2015
             File No. 1-33388

Dear Mr. Page:

We have reviewed your response letter dated November 2, 2015, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 6. Selected Financial Data, page 28

1. We note your response to comment 1 in our letter dated October 19, 2015. The draft disclosure you provided to us for the presentation of Adjusted EBITDA in compliance with Item 10(e)(1)(i) of Regulation S-K indicates that Adjusted EBITDA is presented as an operating performance measure and also a liquidity measure. In your letter dated October 15, 2015, you state, "…the Company agrees with the Staff that the inclusion of principal payments from direct financing leases in Adjusted EBITDA is not necessarily a useful measure of *operating* performance, it is a useful *cash flow* performance measure…" Item 10(e)(1)(i)(c) of Regulation S-K requires you to tell investors the reasons why management believes the presentation of the non-GAAP financial measure provides them with useful information. As such, it is unclear why you are continuing to refer to Adjusted EBITDA as an operating performance measure with a reconciliation from net income attributable to CAI common stockholders in your draft disclosures. Please advise.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction